Exhibit 4.2

Ball Corporation

First Amendment to Amended and Restated 2013 Stock and Cash Incentive Plan

This First Amendment (the “First Amendment”) to the Amended and Restated 2013 Stock and Cash Incentive Plan of Ball Corporation, as amended and restated effective April 26, 2017 (the “Plan”), was approved by the Board of Directors of Ball Corporation on January 28, 2026, and is hereby effective immediately upon approval of this First Amendment by the shareholders of Ball Corporation.

1.	Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Plan.

2.	The first sentence of Section 3(a) of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to the provisions of Section 16 of the Plan, the maximum number of Shares reserved for the grant of Awards under the Plan (“Total Authorized Shares”) is 37,500,000 Shares, which reflects an increase of 15,000,000 Shares from 22,500,000, the number of Shares which were authorized under the Plan as of April 26, 2017.”

3.	The first sentence of Section 3(c) of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to the provisions of Section 16 of the Plan, the aggregate number of Shares subject to Awards granted under this Plan during any calendar year to any one nonemployee Director shall not exceed $750,000, based upon grant date fair value as determined in accordance with generally accepted U.S. accounting principles.”